UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Canaan Inc.

(Name of Issuer)

Class A ordinary shares, par value US$0.00000005 per share

(Title of Class of Securities)

134748102**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares (“ADS”) of the Issuer. Each ADS represents 15 Class A ordinary shares. No CUSIP has been assigned to the Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G/A

CUSIP No. 134748102

1.	Names of Reporting Persons. Jiaxuan Li
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 179,971,112
	6.	Shared Voting Power N/A
	7.	Sole Dispositive Power 179,971,112
	8.	Shared Dispositive Power N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 179,971,112
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 8.7%[1]
12.	Type of Reporting Person IN

1

Percentage of ownership of Class A ordinary shares herein is calculated based on a total of 2,060,597,778 Class A ordinary shares of the Issuer outstanding as of December 31, 2021 based on information provided by the Issuer. The Class A ordinary shares reported by the Reporting Person are held by Ouroboros Ltd., a company incorporated under the laws of the British Virgin Islands, which is indirectly wholly owned by a trust of which Mr. Jiaxuan Li and his family members are the beneficiaries.

CUSIP No. 134748102

1.	Names of Reporting Persons. Ouroboros Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 179,971,112
	6.	Shared Voting Power N/A
	7.	Sole Dispositive Power 179,971,112
	8.	Shared Dispositive Power N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 179,971,112
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 8.7%[2]
12.	Type of Reporting Person CO

2

Percentage of ownership of Class A ordinary shares herein is calculated based on a total of 2,060,597,778 Class A ordinary shares of the Issuer outstanding as of December 31, 2021 based on information provided by the Issuer.

Schedule 13G/A

CUSIP No. 134748102

ITEM 1.

(a) Name of Issuer: Canaan Inc.

(b) Address of Issuer’s Principal Executive Offices: Room 2101, 21ST Floor, Building 1 Yard 1, No. 81 Beiqing Road, Haidian District, Beijing, 100094, People’s Republic of China

ITEM 2.

(a) Name of Person Filing:

Jiaxuan Li

Ouroboros Ltd.

(b) Address of Principal Business Office, or if None, Residence:

Jiaxuan Li: No. 501, Unit 4, Building #20, Area One, Yunquyuan Residential Quarter, Huilongguan Town, Changping District, Beijing, China

Ouroboros Ltd.: Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands

(c) Citizenship:

Jiaxuan Li: People’s Republic of China

Ouroboros Ltd.: British Virgin Islands

(d) Title of Class of Securities: Class A ordinary shares, par value US$0.00000005 per share, of the Issuer

(e) CUSIP Number: 134748102

CUSIP number 134748102 has been assigned to the ADSs of the Issuer. Each ADS represents 15 Class A ordinary shares of the Issuer.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable

ITEM 4. OWNERSHIP.

(a) Amount beneficially owned:

See the response to Item 9 on the attached cover pages.

(b) Percentage of class:

See the responses to Item 11 on the attached cover pages.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to vote or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2022

Jiaxuan Li

By:	/s/ Jiaxuan Li
Name: Jiaxuan Li

Ouroboros Ltd.

By:	/s/ Jiaxuan Li
Name: Jiaxuan Li
Title: Director

Exhibit Index

Exhibit No.	Exhibit

99.1	Joint Filing Agreement